Exhibit 4

Annual General Meeting The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on December 13, 2021 for action to be taken. 2021 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES Renalytix plc (the “Company”) CUSIP No.: 75973T101. ADS Record Date: November 22, 2021. Meeting Specifics: Annual General Meeting to be held on Friday, December 17, 2021 at 3:00 P.M. (GMT) as an in-person meeting at 6 Stratton Street Mayfair, London W1J 8LD. Meeting Agenda: Please refer to the Company’s Notice of Annual General Meeting and other relevant documents on the Company’s website: https://investors.renalytix.com/news-and-events/documents-and-presentations. Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of July 21, 2020. Deposited Securities: Ordinary shares, nominal value £0.0025 per share, of the Company. Custodian: Citibank, N.A. (London). The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement (“ADSs”) and identified above, acknowledges receipt of a copy of the Depositary’s Notice of Annual General Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. All capitalized terms not defined herein shall have the meaning given to such term in the Deposit Agreement. The information with respect to the Meeting and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g., an adjournment or cancellation of the Meeting, and change in manner of holding the Meeting). The Company intends to announce any changes and updates only on its website https://www.renalytix.com. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the ADS Voting Instructions as it is not expected that any additional information will be distributed to you via mail or email. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with the voting instructions received from the Holder of the ADSs. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

RESOLUTIONS
Ordinary Resolutions

1. To receive and adopt the accounts for the year ended 30 June 2021 together with the reports of the Directors and the auditors thereon (the "**2021 Annual Report and Accounts**").
2. To approve the Directors' Remuneration Policy set out on pages 36 to 39 within the Directors' Remuneration Report contained in the 2021 Annual Report and Accounts, such Remuneration Policy to take effect immediately after the end of the Annual General Meeting.
3. To approve the Directors' Remuneration Report (other than the Remuneration Policy referred to in Resolution 2 above), as set out in the 2021 Annual Report and Accounts, for the financial year ended 30 June 2021.
4. To re-appoint Ann Berman as a Director of the Company who, having been appointed since the last annual general meeting, is retiring in accordance with Article 83.1 of the Company's articles of association and, being eligible, is offering herself for re-appointment.
5. To re-appoint Daniel J. Levangie as a Director of the Company who, having been appointed since the last annual general meeting, is retiring in accordance with Article 83.1 of the Company's articles of association and, being eligible, is offering himself for re-appointment.
6. To re-appoint Messrs PKF Littlejohn LLP as auditors to act as such until the conclusion of the next annual general meeting of the Company at which the requirements of section 437 of the Companies Act 2006 (the "**Act**") are complied with.
7. To authorise the Directors of the Company to determine the auditors' remuneration.
8. That in substitution for any existing such authorities (but without prejudice to any allotment of Relevant Securities (as defined in (i) below) made or agreed to be made pursuant to such authorities), the Directors be and they are hereby generally and unconditionally authorised pursuant to section 551 of the Act to exercise all the powers of the Company:
   (i) to allot shares and grant rights to subscribe for, or convert any security into, shares of the Company (all of which transactions are hereafter referred to as an allotment of "**Relevant Securities**") up to an aggregate nominal amount of £59,654.87 (representing approximately 33% of the Company's issued share capital); and
   (ii) to allot further equity securities (within the meaning of Section 560(1) of the Act) up to an aggregate nominal amount of £59,654.87 (representing approximately 33% of the Company's issued share capital) in connection with a rights issue in favour of shareholders where the equity securities respectively attributable to the interest of the shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them, which satisfies the conditions and may be subject to all or any of the exclusions specified in paragraph (i) of Resolution 9.

   The authorities conferred by this resolution shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next annual general meeting of the Company or the close of business on 17 March 2023, whichever is the earlier, save that the Company may, before such expiry, revocation or variation, make an offer or agreement which would or might require Relevant Securities to be allotted after such expiry and the Directors may allot Relevant Securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired or been revoked or varied.

Special Resolutions

9. That, subject to and conditional upon the passing of Resolution 8 above, the Directors be given power in accordance with sections 570 and 573 of the Act to allot equity securities (as defined in section 560 of the Act) for cash pursuant to the authority conferred by Resolution 8 above and/or sell treasury shares as if section 561(1) of the Act did not apply to any such allotment or sale provided that this power shall be limited to:
   (i) the allotment of equity securities in connection with an offer or issue of equity securities (but in the case of the authority granted under paragraph (ii) of Resolution 8 by way of a rights issue only) to or in favour of (a) holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings and (b) holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the Directors may make such exclusions or other arrangements as they consider expedient or necessary in relation to fractional entitlements, record dates, shares represented by depositary receipts, the use of more than one currency for making payments in respect of such offer, treasury shares, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange or any other matter; and
   (ii) the allotment of equity securities for cash pursuant to the authority granted under paragraph (i) of Resolution 8 (otherwise than under paragraph (i) of this Resolution 9) up to a maximum aggregate nominal amount of £27,115.85, which represents approximately 15% of the Company's issued share capital.

   The power conferred by this resolution shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next annual general meeting of the Company or the close of business on 17 March 2023, whichever is the earlier, save that the Company may before such expiry, revocation or variation make an offer or agreement which would or might require equity securities to be allotted or treasury shares to be sold after such expiry, revocation or variation and the Directors may allot equity securities and sell treasury shares pursuant to such offer or agreement as if the power hereby conferred had not expired or been revoked or varied. This power is in substitution for any and all powers previously conferred on the Directors under Section 570 of the Act, but without prejudice to any allotment of equity securities made or agreed to be made pursuant to such powers.
10. That the Company be and is generally and unconditionally authorised for the purposes of section 701(1) of the Act to make one or more market purchases (within the meaning of section 693(4) of the Act) on the London Stock Exchange of ordinary shares of £0.0025 each in the capital of the Company ("**Ordinary Shares**") on such terms and in such manner as the Directors may from time to time decide provided that:
   (i) the maximum aggregate number of Ordinary Shares authorised to be purchased is 7,230,893 (representing approximately 10% of the Company's issued ordinary share capital);
   (ii) the minimum price (excluding expenses) which may be paid for an Ordinary Share is £0.0025 per share;
   (iii) the maximum price (excluding expenses) which may be paid for an Ordinary Share is the higher of (a) 105% of the average of the middle market quotations for an Ordinary Share as derived from the AIM section of the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the Ordinary Share is purchased and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out;
   (iv) unless previously varied or revoked, the authority conferred shall expire at the conclusion of the Company's next annual general meeting or the close of business on 31 December 2022, if earlier; and
   (v) the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.

The Board of Directors recommends a FOR vote for all resolutions.

A Issues Renalytix plc

Ordinary Resolutions

	For	Against	Abstain
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐
Resolution 4	☐	☐	☐
Resolution 5	☐	☐	☐
Resolution 6	☐	☐	☐
Resolution 7	☐	☐	☐
Resolution 8	☐	☐	☐

Special Resolutions

	For	Against	Abstain
Resolution 9	☐	☐	☐
Resolution 10	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If this Voting Instructions Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" voting instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. A Voting Instructions Card executed by a corporation should be in the full name of a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line ____________________

Signature 2 - Please keep signature within the line ____________________

Date (mm/dd/yyyy) ____ / ____ / ____